Mail Stop 4561

January 31, 2007

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
1114 Avenue of the Americas, 30th Floor
New York, New York 10036

> **Re:** **MRU Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Form 10-QSB for the Quarter Ended September 30, 2006**
> **File No. 000-33487**

Dear Mr. Garg:

We have reviewed your response filed with us on January 19, 2007 and have the following additional comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended September 30, 2006

Interim Financial Statements

1. We note your response to our previous comment 1. You proposed to revise

your disclosures to report the balance of your loans held for sale at the lower of cost or market, however, you indicate you still intend to title the valuation reserve as "Allowance for loan losses." For purposes of transparency, please revise the title of the valuation reserve to more clearly reflect the fact that you are using the lower of cost or fair market value model.

2. The statement in your response to comment 2 that you do not utilize peer data appears to contradict your response to comment 1 in which you state that you utilize the Department of Education's cohort default rates in determining whether the fair value of your loans held for sale has declined below cost. Please clarify what data you utilize in your analysis and clearly describe how this data is used in estimating the expected losses in computing the net present value of loans in your portfolio. The disclosure describing your use of peer or industry data should address:

   • The source of the data;

   • The nature of any adjustments or compartmentalizing of the industry data that you do to more accurately reflect your specific business model and loans in your portfolio; and

   • The manner in which the data is used to estimate the expected losses in fair value on loans in your portfolio.

3. In your response to comment 2, you state that AICPA Practice Bulletin 6 is not applicable to you since the loans are probable of being collected and the collections are estimable. Your statement that you do not utilize peer data and the fact that you have no historical collection data of your own for these loans seems inconsistent with your ability to assert that your loans are probable of being collectable and that collections are estimable. Please revise to more clearly disclose how you determined that the loans are probable of being collected and that the collections are estimable. If appropriate, specify the nature of the data you used in making this assertion.

4. Please refer to our previous comment 3. We note that you place loans on nonaccrual status and charge off the loan when the loan reaches 180 days past due. Please revise to address the following regarding your nonaccrual policy:

   • Please revise to discuss how you mitigate the overall risk of accruing interest income that you will ultimately be unable to collect. Discuss the nature and extent of this risk as it relates to the specific nature of your portfolio, including the deferred payment structures and subsequent opportunities for deferment of payments based on certain criteria.

- Discuss the steps you take to separately identify legitimate payment deferments and restructurings of payment terms from delinquencies due to actual default events.

- Please revise to disclose whether you attempt to monitor and identify other evidence of delinquency events, such as bankruptcy, loss of employment, etc., that occur previous to the expiration of the 180 day period for the purposes of putting loans on nonaccrual status prior to 180 days past due. If so, disclose the extent of your ability in such identification and how you use that information in determining whether to continue to accrue interest on a loan even though it has not been past due for 180 days.

- If you use industry or peer data in this regard to estimate and identify delinquency for determining nonaccrual status, in order to mitigate the lack of your own historical payment experience, please disclose that fact and explain how such data is used.

5. You state in the second bullet of your response to comment 2 that "The company…considers each loan collectible until a delinquency event occurs." Please revise to clarify what you mean here and what policy this is related to. Please specify whether this represents your charge-off policy or a factor in computing your valuation reserve.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

6. Please revise to address the above comments as applicable.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

7. Please revise to provide amended disclosures addressing the above comments, as appropriate.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　You may contact Rebekah Blakeley Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief